Exhibit 19.1

INSIDER TRADING POLICY

POLICY SUMMARY / PURPOSE

The purpose of this Policy is to provide procedures and guidelines with respect to transactions in the securities of Perma-Pipe International Holdings, Inc. (the “Company”), the protection of material, non-public information and the standard of conduct expected of the Company’s employees in this highly sensitive area. It is the personal obligation and responsibility of each employee to act in a manner consistent with this Policy.

SCOPE

As a public company, the Company is subject to various federal and state laws and regulations governing trading in its securities. It is the policy of the Company to comply fully, and assist its employees in complying fully, with these laws and regulations.

This Policy applies to ALL members of the Company’s Board of Directors, Named Executive Officers (“NEOs”), employees, and certain consultants specified by the Company, as well as members of such persons’ immediate families and households. All references in this Policy to “employees” of the Company should be read to include all such persons listed in the preceding sentence.

The Company depends upon the conduct and diligence of its employees, in both their professional and personal capacities, to ensure full compliance with this Policy

DEFINITIONS AND TERMS

Background

What is insider trading? “Insider trading” is a top enforcement priority of the Securities and Exchange Commission (“SEC”), the NASDAQ Global Market (“NASDAQ”) and the Department of Justice. Criminal prosecutions for insider trading are commonplace and may result in fines and/or imprisonment.

The prohibition against such trading generally is understood to prohibit the following:

1.	trading on the basis of material, non-public information,
2.	disclosing or “tipping” material, non-public information to others or recommending the purchase or sale of securities on the basis of such information, or
3.	assisting someone who is engaged in any of the above activities.

Who is an insider? The term “insider” applies to anyone who, by virtue of a special relationship with the Company, possesses material, non-public information regarding the business of the Company.

An individual can be considered an insider for a limited time with respect to certain material, non-public information even though he or she is not a director or officer. For example, an assistant who knows that an acquisition is about to occur may be regarded as an insider with respect to that information until the news of such acquisition has been fully disclosed to the public.

An employee who departs from the Company is still considered an insider from the date of their departure to the opening of the next trading window dictated by the release of a 10-Q or 10-K (Ex: Term date July 31, insider status through September 15). This is further clarified on Page 5 - No Trading During Black-Out Periods.

What is material, non-public information? Information is generally deemed to be “material” if there is a substantial likelihood a “reasonable investor” would rely on it in deciding to purchase, sell or hold a security to which the information relates. As a practical matter, materiality often is determined after the fact, when it is known that someone has traded on the information and after the information itself has been made public and its effects upon the market are more certain. Examples of information that is generally regarded as material are:

●	Financial results;
●	Projections of future results or other guidance;
●	Major proposed or pending acquisitions, investments or divestitures;
●	Significant project or product developments;
●	Changes in key personnel;
●	Changes in dividends;
●	Stock splits;
●	Stock buy-backs;
●	New equity or debt offerings;
●	Positive or negative developments in outstanding significant litigation;
●	Events that may result in the creation of a significant reserve or write-off or other significant adjustments to the financial statements;
●	Actual or threatened significant litigation or inquiry by a governmental or regulatory authority; and
●	Any other facts which might cause the Company’s financial results to be substantially affected.

“Non-public” information is any information that has not been previously disclosed and is not otherwise available to investors generally. Filings with the SEC and press releases are generally regarded as public information. Information about undisclosed financial results or a possible merger, acquisition or other material development, whether concerning the Company or otherwise, and obtained in the normal course of employment or through a rumor, tip or just “loose talk”, is not public information. Information should be considered “non-public” until the beginning of the third (3rd) Trading Day (as defined below) after such information has been disseminated widely to the general public through press releases, news tickers, publication in a widely available newspaper, SEC filings or other widely disseminated means.

For purposes of this Policy, a “Trading Day” shall mean a day on which the NASDAQ is open for trading.

Potential Criminal and Civil Liability and/or Disciplinary Action. Individuals found liable for insider trading can face penalties, criminal fines and possible jail-time.

Violation of this Policy and its guidelines may subject an individual to Company-imposed discipline, including dismissal.

The procedures regarding securities trading outlined below are designed to deter and, where possible, to prevent such improper trading.

POLICY GUIDELINES

Guidelines Regarding Transactions in the Company's Securities

The following guidelines apply to all transactions, direct or indirect, in all of the Company’s securities, including, but not limited to, the Company’s common stock (including those shares of common stock that may be held in any retirement plan, pension plan, other such similar plans that the Company may adopt in the future).

●	PROHIBITION AND PROCEDURES FOR ALL EMPLOYEES

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No Trading on Material, Non-Public Information: No employee who is aware of any material, non-public information concerning the Company or a third-party with whom the Company does business, shall engage in any transaction in the Company’s or such third-party’s securities, including any offer to purchase or sell, during any period commencing with the date that he or she obtains such material, non-public information and ending at the beginning of the third (3rd) Trading Day following the date of public disclosure of that information. After termination of employment, any employee who is in possession of material, nonpublic information is prohibited from trading in Company securities until that information has become public or is no longer material.

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No Tipping: No employee shall disclose (“tip”) material, non-public information to any other person where such information may be used by such person to his or her benefit by trading in the securities of the company to which such information relates, nor shall an employee make any recommendations or express any opinions as to trading in the Company’s securities to any other person on the basis of material, non-public information.

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No Short Sales: No employee shall engage in the short sale of the Company’s securities. A short sale is a sale of securities not owned by the seller or, if owned, not delivered against such sale within twenty (20) days thereafter (a “short against the box”). Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and, therefore, signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance.

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No Investments in Derivatives of the Company’s Securities: No employee shall invest in Company-based derivative securities. “Derivative Securities” are options, warrants, stock appreciation rights or similar rights whose value is derived from the value of an equity security, such as the Company’s common stock. This prohibition includes, but is not limited to, trading in Company-based put or call option contracts, trading in straddles and the like. However, holding and exercising stock options, restricted stock units or other derivative securities granted under the Company’s equity compensation plans is not prohibited by this Policy.

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No Hedging or Pledging: Our NEOs and Board of Directors are prohibited from hedging or pledging any Company securities that they hold directly. In addition, our NEOs and Board of Directors are prohibited from engaging in short sales of our stock and may not hedge or pledge equity compensation.

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No Margin Purchases: No employee shall purchase the Company’s securities on margin. This means such persons are prohibited from borrowing from a brokerage firm, bank or other entity in order to purchase the Company’s securities (other than in connection with “cashless” exercises of stock options under the Company’s equity compensation plans).

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No Trading During Black-Out Periods: Employees as defined in the scope are subject to black-out periods during which they are prohibited from conducting any transactions involving the Company’s securities. Each black-out period begins at the close of the market on the fourteenth (14th) day prior to the close of any fiscal quarter and ends at the open of the market on the third (3rd) Trading Day following the release of the Company’s quarterly or annual financial results for that particular quarter (the “Black-Out Period”). The prohibition against trading during the Black-Out Period also prohibits the fulfillment of “limit orders”, and the brokers with whom any such “limit order” is placed must be informed of such prohibition at the time such “limit order” is placed.

●	Additional black-out periods may be implemented with regard to certain employees or groups from time to time who are in possession of non-public information regarding potentially significant matters.

Example of Black-Out Periods:			Black-Out		Trading Window
Fiscal Period	Fiscal End Date	SEC Filing date	From	To	From	To
Quarter 4/ Year End	Jan 31st	Apr 15th	Jan 15th	Jun 15th	N/A	N/A
Quarter 1	Apr 30th	Jun 12th	Jan 15th	Jun 15th	Jun 16th	July 14th
Quarter 2	Jul 31st	Sep 11th	Jul 15th	Sep 15th	Sep 16th	Oct 14th
Quarter 3	Oct 31st	Dec 11th	Oct 15th	Dec 15th	Dec 16th	Jan 14th

●	Note: The above table is just a guide. Employees should anticipate an email from Corporate finance to get the exact trading and black-out dates.

In light of these restrictions, if you expect a need or have a desire to sell Company securities at a specific time in the future, you may wish to consider entering into a prearranged Rule 10b5‑1 trading plan, as discussed below.

No Trading in the Company’s Securities on a Short-Term Basis: Any Company securities purchased on the open market by an employee must be held for a minimum of six (6) months. Note that the SEC’s short swing profit rules already penalize individuals who sell any Company securities within six (6) months of a purchase by requiring such person to disgorge all profits to the Company whether or not such person had knowledge of any material, non-public information.

Same day “cashless” exercises of stock options are not subject to this prohibition, provided that there were no previous purchase transactions on the open market within six (6) months of the exercise date.

Precautions to Prevent Misuse or Unauthorized Disclosure of Sensitive Information: When an employee is involved in a matter or transaction which is sensitive and, if disclosed, could reasonably be expected to have an effect on the market price of the securities of the Company or any other company involved in the transaction, that individual should consider taking extraordinary precautions to prevent misuse or unauthorized disclosure of such information. Such measures include the following:

1.	Maintaining files securely and avoiding storing information on computer systems that can be accessed by other individuals;
2.	Avoiding the discussion of confidential matters in areas where the conversation could possibly be overheard;
3.	Not gossiping about Company affairs; and
4.	Restricting the copying and distribution of sensitive documents within the Company.

Internet: Any written or verbal statement that would be prohibited under the law or under this Policy is equally prohibited if made on the Internet or by social media.

Inadvertent Disclosure of Material, Non-Public Information: If material, non-public information regarding the Company is inadvertently disclosed, no matter what the circumstances, by any employee, the person making or discovering that disclosure should immediately report the facts to the Chief Compliance Officer (“CCO”).

Inquiries Regarding Material, Non-Public Information: When an inquiry is received regarding information that may be material, it should be referred, without comment, to the Company’s Investor Relations Department.

PRE-CLEARANCE OF TRADING (Applies only to BOD and NEOs)

If a member of the Board of Directors or an NEO is contemplating a transaction in the Company’s securities, the proposed transaction must be pre-cleared via email with either the CCO, Chief Executive Officer (“CEO”), or Chief Financial Officer (“CFO”) of the Company, even if the proposed transaction is to take place within a Company authorized Trading Window. If the transaction is cleared to proceed, the Company will assist a Section 16 Reporting Person in complying with Section 16 and, where applicable, Rule 144 under the Securities Act of 1933, as amended.

IT SHOULD BE NOTED THAT ANY PERSON WHO POSSESSES MATERIAL, NON-PUBLIC INFORMATION, REGARDLESS OF WHETHER OR NOT IT IS WITHIN THE BLACK-OUT PERIOD OR NOT, SHOULD NOT ENGAGE IN ANY TRANSACTION INVOLVING THE COMPANY’S SECURITIES, UNLESS UNDER A RULE 10b5-1 PLAN.

Any transaction under a Rule 10b5-1 trading plan (discussed below) will not require pre-clearance at the time of the transaction.

EXCEPTIONS TO THE PROHIBITIONS ON TRADING FOR ALL EMPLOYEES

The only exceptions to this Policy’s prohibitions of trading in the Company’s securities as outlined above are the following:

Transactions under Company Plans: Exercises of stock options granted under the Company’s equity compensation plans for cash; however, this exception does not include the subsequent sale of the shares acquired pursuant to the exercise of a stock option. In addition, the exercise of a tax withholding right under any equity awards under the Company’s equity compensation plans pursuant to which an employee has the Company withhold securities to satisfy tax withholding requirements is not covered by the prohibitions of this Policy.

Bona Fide Gifts: Bona fide gifts of securities are not deemed to be transactions for the purposes of this Policy. Whether a gift is truly bona fide will depend on the circumstances surrounding a specific gift. The more unrelated the donee is to the donor, the more likely the gift would be considered “bona fide” and not a “transaction.” For example, gifts to charities, churches or non-profit organizations would not be deemed to be “transactions.” However, gifts to dependent children followed by a sale of the “gifted securities” in close proximity to the time of the gift may imply some economic benefit to the donor and, therefore, may be deemed to be a “transaction” and not a “bona fide gift.”

While these transactions are exceptions to this Policy’s prohibitions on trading in the Company’s securities, an employee contemplating such a transaction should still pre-clear the proposed transaction with either the CCO, CEO, or CFO of the Company.

RULE 10b5-1 TRADING PLANS

Rule 10b5-1 provides a defense from insider trading liability if trades occur pursuant to a pre-arranged trading plan that meets specified conditions.  It is possible to pre-arrange trades in Company securities by entering into a written trading plan.  Trading plans can be established for a single trade or a series of trades.  A plan must either specify the number of securities to be bought or sold, along with the price and the date, or provide a written formula for determining this information.  Alternatively, a trading plan can delegate investment discretion to a third party, such as a broker, who then makes trading decisions without further input from the person implementing the plan.  Because the SEC rules on trading plans are complex, you should consult with your broker and be sure you fully understand the limitations and conditions of the rules before you establish a trading plan.

All Rule 10b5-1 trading plans and any amendments thereto and terminations thereof must be reviewed and approved in advance by the Company’s CCO, CFO, and VP of Human Resources.

ENFORCEMENT AND COMPLIANCE

All employees of the Company have ethical and legal responsibilities to maintain the confidentiality of material, non-public information. Any person who believes that a violation of this policy has taken place shall report it promptly to the CCO, VP of Human Resources and the Corporate Controller.

Individuals found liable for insider trading can face penalties, criminal fines, and possible jail-time.

Violation of this Policy and its guidelines may subject an individual to Company-imposed discipline, including dismissal.

Any questions concerning this Policy should be addressed to the CCO, VP of Human Resources, or the Corporate Controller of the Company.

COMMUNICATION AND TRAINING

This policy will be distributed to all BOD members, Executives and members of management who are classified as “insiders” with Perma-Pipe, Inc. before each trading window is open

REVIEW AND REVISIONS

This policy should be reviewed every 2 years by the Nomination/Governance Committee.

CONTACT INFORMATION

Any questions concerning this Policy should be addressed with the CCO, VP of Human Resources or the Corporate Controller of the Company.